[The Anne McBride Company]
630 3rd Ave, 5th floor
New York, NY 10017
(T) 212.983.1702
(F) 212.983.1736
[redacted]

02 JUN 17 AM 11:07

02034966

June 6, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Madam/Sir,

Attached you will find the latest press release that was issued by Lenzing Aktiengesellschaft. I am submitting this document to your attention in order to keep Lenzing's Level I ADR program current and in order.

Please feel free to contact me if you have any questions or comments. Thank you.

Sincerely,

Can Önen
Senior Account Executive
Anne McBride Company
630 Third Avenue, Fifth Floor
New York, NY 10017
Tel: (+1-212)-983-1702 x212
Fax: (+1-212)-983-1736
E-mail: conen@annemcbride.com

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Company: Lenzing AG
File no: 82-3207
Material submitted pursuant to Rule 12g3-2(b)

dw 6/19

PRESS RELEASE

Lenzing Aktiengesellschaft
Corporate Communications
A-4860 Lenzing, Austria
www.lenzing.com

Phone:++43/ 76 72 / 701-2713
Fax: ++43/ 76 72 / 96 301
e-Mail a.guldt @lenzing.com

Lenzing Technik holds Third Viscose Technology Congress in Bad Ischl, Austria

Date: June 6th, 2002

Experts in viscose fiber production discuss central issues regarding the future of sustainable fibers from wood as raw material

International experts in viscose technology met at the congress center in Bad Ischl in the Salzburg lake district of Austria from 4 to 7 June. Some 200 members of the viscose-industry community accepted Lenzing Technik's invitation, comprising representatives of fibers, pulp and textile manufacturers, as well as representatives from the fields of research and engineering.

In addition to ongoing improvements regarding the costs and quality of viscose products, environmental aspects are increasingly becoming an important priority of the viscose industry. In line with this trend, the specter of subjects ranged from developments of the market and the product sector to technological issues, as well as innovations in the field of ecology.

"Imagine the future of viscose technology" was the key theme of the discussions which related to the state of the art, on the one hand, and gave a broad band of perspectives for future applications of viscose products, on the other, ranging from textiles to hygienic products.

Dr. Christian Reisinger, Managing Director of Lenzing Technik and Member of Lenzing AG's Board of Management, feels that the great interest with which this congress meets is proof of the recognition afforded to the Lenzing Group for its competences, but also a mandate to move ahead with its own developments.

Lenzing Technik GmbH & Co KG is an equipment and systems construction enterprise with activities throughout the world. It generates annual sales of about EUR 65 million. In addition to engineering projects for the fiber and pulp industry, the firm also supplies special-purpose machinery and measuring instruments, as well as comprehensive industrial services and automation applications.

For further inquiries please contact:
Lenzing AG
Wolfram Daubek-Puza
LTK-Marketing
Phone: ++43/7672/701-2311
Fax: ++43/7672/918-2311
E-mail: w.daubek@lenzing.com

Photographs available on request.

aMcB

[The Anne McBride Company]
630 3rd Ave, 5th floor
New York, NY 10017
(T) 212.983.1702
(F) 212.983.1736
www.annemcbride.com

June 5, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Madam/Sir,

Attached you will find the latest invitation to the shareholders' meeting that was issued by Lenzing Aktiengesellschaft. I am submitting this document to your attention in order to keep Lenzing's Level I ADR program current and in order.

Please feel free to contact me if you have any questions or comments. Thank you.

Sincerely,

Can Önen
Senior Account Executive
Anne McBride Company
630 Third Avenue, Fifth Floor
New York, NY 10017
Tel: (+1-212)-983-1702 x212
Fax: (+1-212)-983-1736
E-mail: conen@annemcbride.com

Company: Lenzing AG
File no: 82-3207
Material submitted pursuant to Rule 12g3-2(b)

Lenzing AG

Invitation

to the shareholders of our company to attend the

58th Ordinary Shareholders' Meeting

on 27 June 2002, at 11.00 hrs.
At the group headquarters of Lenzing AG at 4860 Lenzing, Upper Austria, Austria.

Agenda:

1. Presentation of the established annual accounts and the business report of the Board of Management, together with the status report on the Group and its annexes, on fiscal 2001, as well as of the report of the Supervisory Board

2. Resolution on the use of the balance-sheet profit for 2001, as shown in the annual accounts for 2001

3. Resolution on the discharge of the Board of Management and the Supervisory Board for fiscal 2001

4. Elections to the Supervisory Board

5. Appointment of the Auditor for fiscal 2002

6. Resolution on the following changes in the Articles of Incorporation

   a) Deletion of Paragraph 3 of Section 4
   b) Amendment of Sections 6 and 7 on the composition of the Board of Management and the powers of representation
   c) Amendment of Section 8 regarding the minimum number of members on the Supervisory Board and the maximum length of terms of offices
   d) Amendment of Sections 9, 10 and 17 regarding the number of deputies for the Chairman of the Supervisory Board and the modalities for convening meetings of the Supervisory Board
   e) Amendment of Section 11 regarding the competences of the Working Committee
   f) Amendment of Section 13 regarding the remuneration of members of the Supervisory Board
   g) Amendment of Section 14 regarding the place of shareholders' meetings: to add Heiligenkreuz, to delete Vöcklabruck
   h) Deletion of Paragraph 6 of Section 15
   i) Amendment of Section 21 in order to reduce the time required for convening an ordinary shareholders' meeting
   j) as well as adjustments to amendments in legislation

Shareholders must have deposited their shares with the company's treasury at Lenzing by

Friday, 21 June 2002, at the latest,

where they must remain until the end of the shareholders' meeting, in order to be able to exercise their voting right in the Ordinary Shareholders' Meeting or to present motions. The shares may also be deposited with Bank Austria AG, Vienna, Creditanstalt AG, Vienna, or with Oberbank AG, Linz, or with the head office of another domestic bank, or with an Austrian notary public. When depositing shares with an Austrian notary public, the certificate of deposit must be submitted to the company one day after the expiry of deposit deadline, at the latest.

Lenzing, June 2002 The Board of Management





Very Good First Quarter

Sales up by 2.8%

EBIT up by 34.8%

Result Before Taxes and Minority Interest (EBT) up by 38.0%

LETTER TO SHAREHOLDERS 1-2002

LENZING

LETTER TO SHAREHOLDER


NAOMI

DEAR SHAREHOLDER,

The Lenzing Group continues its successful course in the first quarter 2002

In the first quarter 2002, the Lenzing Group was once more able to continue its successful course, in spite of a general difficult global economic environment. All economic key data were further improved. The Group recorded one of its best quarters in the company's history.

It was possible to increase the Group's sales by 2.8%, to EUR 150.8 mill., although the pulp trade for Bacell SA, Brazil, which had contributed EUR 10.2 mill. to sales last year, was discontinued at year-end 2001. (On a restated basis for last year's value, sales would have gone up by 10.5%). As compared to the same period last year, the Group succeeded in increasing its operating result (EBIT) by 34.8%, to EUR 19.0 mill. The result before taxes and minority interest (EBT) gained 38.0% and rose to EUR 18.9 mill. The surplus for the quarter under review went up by 55.6%, from EUR 7.2 mill. to EUR 11.2 mill. The result per share for the first quarter from continuing operations amounts to EUR 3.52 (following EUR 2.57). As at 31 March 2002, equity was EUR 323.5 mill., which is 45.8% of the balance-sheet total. The Group's number of employees went up slightly, by 2%, and amounts now to 3,271. Since the beginning of the year, it has been possible to decrease net indebtedness by 42.8%, bringing it down from EUR 110.4 mill. to EUR 63.2 mill. All business sectors contributed to this substantial improvement of the result, with the fibers sector, however, taking the most significant share by far, on account of its size.

LENZING AG

OUTLOOK

A recovery of the market can be expected for the months to come. The vigorous demand for Lenzing specialty fibers, especially Modal, appears to persist. Appropriate investments are being planned to eliminate production bottlenecks and to satisfy the continuously strong demand. It is expected that, once more, the level of raw-material prices will not change during the second quarter.

Lenzing Lyocell expects the final result for the current year to be clearly above last year's level. Despite this positive development the result will still be negative.

SPV plans to further expand its production gradually. As regards products, the further development of the nonwovens segment is a priority goal.

Lenzing Technik can boast a good order situation and also expects a satisfactory development for the next months.

In spite of persisting difficult market conditions, Lenzing Plastics expects a consistent positive development, characterized by an increase in quantities for the building sector, on account of seasonal factors, and a continuing favorable development of the hot-gas filtration business.

Lenzing Paper also expects a positive development for the next months.

IMPORTANT DATE

The 58th Regular Shareholders' Meeting of Lenzing will be held at the Group's headquarters at Lenzing on 27 June 2001 at 11.00 hrs. Please observe the respective deposit provisions when wishing to participate in the shareholders' meeting. You will find detailed information about the regular shareholders' meeting at www.lenzing.com.

Lenzing, May 2002

The Board of Management

Lenzing Aktiengesellschaft
A-4860 Lenzing
Phone: +(43) 7672-701-2713
Fax: +(43) 7672-96301
E-Mail: a.guldt@lenzing.com
www.lenzing.com

EBIT DEVELOPMENT
EUR mill.


20
15
10
0
+35%
14.1
19.0
Q1/2001
Q1/2002

LENZING MARKET POSITION IN EUROPE


16
15%
32%
6
45%
5
1980
1990
2001
Viscose production sites
Lenzing market share

DEVELOPMENT OF NET INCOME
EUR mill.


13
11
9
7
5
+56%
7.2
11.2

LENZING LYOCELL: DEMAND PICKS UP CLEARLY

The first quarter 2002 took a very satisfactory course for Lenzing Lyocell. Production was further expanded on account of the bigger demand. Sales picked up on account of the fact that, on the one hand, the market now has a clear picture after the EU's decision against the sale of Lenzing AG, and that more intensive marketing efforts were made, on the other. However, in spite of considerable increases in sales, the company's result continues to be negative.

LENZING FIBERS CORPORATION: MORE SALES AND BIGGER PRODUCTION QUANTITIES

Lenzing Fibers Corporation (LFC) benefited from a slight upturn of the US market. The demand for nonwovens, in particular, has grown considerably. The additional quantities, as well as the positive development of the raw-material prices for pulp and caustic soda have had a positive impact, although the result for the first quarter was still negative.

SOUTH PACIFIC VISCOSE: POSITIVE RESULT

South Pacific Viscose (SPV), the Indonesian associate, succeeded in maintaining its good position during the first quarter and in achieving a positive result once again. The main reasons behind this development were that bigger quantities were sold and that prices for pulp and caustic soda were lower. The market situation, which had been quite difficult last year, has improved, and demand has gone up, both in Indonesia and on export markets.



price level, with raw-material costs remaining unchanged at a low level. The market for poster paper was characterized by quite intensive competition recently.

THE LATEST NEWS

BOARD OF MANAGEMENT

In its meeting of 15 April 2002, the Supervisory Board removed Dipl. Kfm. Jochen Werz, previously a member of the Board of Management, from his function, on the basis of § 75 (4) of the Austrian Stock Corporation Act.

The management responsibilities of Jochen Werz were distributed among the other members of the Board of Management.

COOLING TOWER FACILITY

At the end of April, the cooling tower facility of Lenzing AG was destroyed by a fire. The loss of property is covered by insurance. The cooling towers will be re-built immediately. We don't expect any sustained impact on production operations.

THE FIBERS SECTOR

IMPROVED MARKET ENVIRONMENT

During the first quarter, the cyclical environment improved slightly. Both, the market for textile fibers and the nonwovens sector, were marked by upward trends regarding quantities. Although the low prices for competing fibers – especially cotton – continue to exert a pressure on viscose fiber prices, the demand for Lenzing fibers has picked up quite vigorously.

During the first quarter, the markets in Korea and China showed a considerable rise in demand for Modal fibers. The reason behind this trend was the closure of production sites for Polynosic, a fiber competing with Modal, in Japan. The important Indonesian market, too, again recorded a stronger demand for viscose fibers.

In the USA, first signs of a moderate recovery of the fiber market were also visible.

LENZING AG: RECORD PRODUCTION FIGURES

During the first quarter 2002, the fiber business of Lenzing AG experienced an extremely positive development. Both, sales and the result, were clearly above the level of the previous year. In this connection, Lenzing AG benefited from its excellent product mix, especially from the singular demand for Modal fibers, in addition to a general improvement of the market environment.

All other segments, however, also recorded a vigorous increase in demand during the first quarter. Production of both, pulp and fibers, was at a record level. It was possible to more than compensate the decline of sales prices for standard viscose by larger quantities and further improvements in the product mix.



THE SECTORS ENGINEERING AND SYSTEMS CONSTRUCTION, PLASTICS AND PAPER

LENZING TECHNIK: GOOD ORDER SITUATION

The first quarter took a positive course for Lenzing Technik. The result was above target, on account of the good development of the profit contributions and the containment achieved for fixed costs. Thanks to orders from international customers, the level of orders has grown favorably. The main emphasis of sales activities was on projects in Asia, Russia and Western Europe.

LENZING PLASTICS: EXCELLENT DEVELOPMENT

Lenzing Plastics recorded a very positive development during the period under review and succeeded once more in setting a record with its result, in spite of the continuing difficult market conditions of the building and cable industries. The thermoplast division succeeded quite substantially in contributing to the improved result. The hot-gas filtration products are selling excellently, and this product range is being further expanded. Sealings and packings have improved considerably.

LENZING PAPER: SATISFACTORY RESULT

The quantities sold by the paper sector developed very positively during the first quarter. Market conditions continue to be difficult. It was possible to maintain the

INCOME STATEMENT

US-GAAP, ON A GROUP BASIS	Q1 2002 EUR mill.	Q1 2001* EUR mill.
Sales	**150.8**	**146.7**
Cost of goods sold	-107.9	-110.8
Gross profit	**42.9**	**35.9**
Operating expenses	-24.3	-23.3
Other income	0.4	1.5
Gains and losses on the sale of property, plant and equipment	0.0	0.0
Income from operations	**19.0**	**14.1**
Financial result	**-0.1**	**-0.4**
Income before taxes and minority interest	**18.9**	**13.7**
Income taxes	-5.9	-4.3
Net income from continuing operations	**13.0**	**9.4**
Discontinued operations	**-1.8**	**-2.2**
Net income before minority interest	**11.2**	**7.2**
Minority interest	0.0	0.0
Net income	**11.2**	**7.2**
Total other comprehensive income/loss	-0.4	-0.2
Comprehensive income	**10.8**	**7.0**
Earnings per share from continuing operations		
basic	3.52	2.57
diluted	-	2.38
Earnings per share total		
basic	3.02	1.96
diluted	-	1.85

BALANCE SHEET COMPARISON

US-GAAP, ON A GROUP BASIS	31 Dec. 2002 EUR mill.	%	31 Dec. 2001* EUR mill.	%
ASSETS				
Current assets	264.2	37	292.6	42
Investments and loans	52.3	7	45.3	6
Property, plant aand equipment	379.0	54	361.3	51
Other non-current assets	10.8	2	6.1	1
TOTAL ASSETS	**706.3**	**100**	**705.3**	**100**
LIABILITIES AND EQUITY				
Current liabilities	126.5	18	135.1	19
Net assets of discontinued division	1.7	0	19.6	3
Non-current liabilities	254.5	36	273.0	39
Minority interest	0.1	0	0.1	0
Stockholders' equity	323.5	46	277.5	39
TOTAL LIABILITIES AND EQUITY	**706.3**	**100**	**705.3**	**100**

	2002	2001
Investments into intangible fixed assets and property, plant and equipment in EUR mill. between Jan. 1 and March 31**	7.0	12.5
Staff on March 31	3,271	3,211